UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2006
                    ----------------------------------------

                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F  [X]         Form 40-F [ ]
                               -----                 -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]        No [X]
                                -----         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                    --------

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company") dated August 22, 2006.

FRONTLINE LTD.


INTERIM REPORT APRIL - JUNE 2006

Highlights

     o Frontline reports net income of $68.6 million and earnings per share of $0.92 for the second quarter of 2006.

     o Frontline reports half year results of $282.6 million and earnings per share of $3.78.

     o    Frontline announces a cash dividend of $1.50 per share.

Second Quarter and Six Months Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces net income of $68.6 million for the second quarter of 2006, equivalent to earnings per share of $0.92. Operating income for the quarter was $144.9 million compared to $270.5 million in the first quarter. This reflects the decrease in the market during the second quarter as well as the fact that Frontline as a function of the weaker market in the quarter decided to accelerate the drydocking of several vessels. A total of six ships were drydocked in the quarter creating approximately 220 days in lost income as well as higher operating cost linked to the fact that the drydocking cost were expensed in the quarter.

The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $50,600, $30,600 and $30,100 respectively compared with $73,000, $49,700 and $31,700 respectively in the first quarter. The income shows an increased differential in earnings between single and double hull tonnage particulary in the Suezmax segment.

Operating income in the second quarter includes a $9.8 million gain on the sale of two VLCC newbuilding contracts.

Interest income was $12.4 million in the quarter, of which $6.2 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation ("ITC"). The Company recorded interest expense of $53.4 million in the second quarter of which $15.2 million relates to ITC.

The total for other financial items in the second quarter was a gain of $3.7 million compared to a gain of $15.0 million in the first quarter of 2006. Valuation gains of $2.9 million were recorded in interest rate swaps in the second quarter compared to $5.2 million in the first quarter. As at June 30, 2006, the Company had interest rate swaps with a total notional principal of $742.0 million all of which relates to Ship Finance International Limited ("Ship Finance"). Other financial items in the first quarter included a gain of $3.6 million in relation to interest rate swaps which terminated in the first quarter. The valuation of freight future agreements to market value has resulted in a loss of $5.2 million compared to a gain of $0.3 million in the first quarter. Dividends received from marketable securities in the second quarter totalled $5.6 million compared to $7.7 million in the first quarter.

Frontline announces net income of $282.6 million for the six months ended June 30, 2006, equivalent to earnings per share of $3.78. The average TCEs earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers for the six months period ended June 30, 2006 were $61,900, $40,100 and $30,900, respectively.

On June 30, 2006, Ship Finance, which is consolidated by Frontline, purchased the jack up rig Seadrill 3 for $210.0 million and subsequently leased the rig back to SeaDrill Limited. In accordance with U.S. generally accepted accounting principles the Company's investment in Seadrill 3 is being accounted for under the equity method. As a result, an investment in associated companies of $45.9 million has been recorded and the results of the rig owning entity will be recorded under Share of results from associated companies.

As at June 30, 2006, the Company had total cash and cash equivalents of $739.0 million which includes $625.1 million of restricted cash. Restricted cash includes $335.2 million relating to deposits in ITC and $274.4 million in Frontline Shipping Limited and Frontline Shipping II Limited. As of August 2006, the Company has cash breakeven rates on a TCE basis for VLCCs and Suezmaxes of $28,252 and $21,283 respectively.

Corporate and Other Matters

On April 1, 2006, the Suezmax Front Voyager (former Virgo Voyager) was redelivered to the Company from a long term bareboat charter and is now being traded on the spot market.

Regretfully the Company's vessel Front Sunda suffered an explosion causing a fatality whilst in ballast condition in the South China Sea June 19, 2006. Despite an extensive search and rescue operations a crew member was not recovered and is still missing. Front Sunda was subsequently towed to Singapore where she is anchored after been gas freed, cleaned and prepared for repairs. Frontline is currently in discussion with the insurance underwriters, and is considering converting the vessel to a heavylift vessel.

In June 2006, Frontline sold two VLCC newbuilding contracts for a profit of $9.8 million.

In June 2006 Frontline increased their exposure to the VLCC market through chartering in two double hull VLCCs from Knightsbridge Tankers Limited, for a four year period and a five year period, respectively. These charters commence in 2007.

As previously announced, in June 2005 Ship Finance sold Front Hunter to an unrelated third party for a net gain of $25.3 million which was deferred. The charter and management agreements with Frontline relating to this vessel were terminated and Ship Finance paid Frontline a $3.8 million termination fee in addition to Frontline having the right to sell to Ship Finance a newbuilding VLCC and charter it back at reduced charter rates. In June 2006 the parties agreed to cancel the agreement and to split the profit in accordance with the profit split agreement (80 percent to Frontline and 20 percent to Ship Finance), but adjusted for the residual value belonging to Ship Finance. The cancellation of this agreement resulted in a net payment of $16.3 million to Frontline in addition to the earlier termination payment of $3.8 million. Ship Finance booked a net gain of $9 million relating to the sale of Front Hunter and cancellation of the option agreement in the second quarter. This influences the Frontline consolidated accounts with an increased recorded minority interest in the approximate amount of $8 million.

In early July 2006, the Company took delivery of the vessel Front Beijing, the first of two VLCC newbuildings being built at Nantong Cosco Khi Ship Engineering in China. The delivered cost of this newbuilding is approximately $80 million which is very attractive compared to existing newbuilding prices.

In July 2006, Frontline agreed to purchase two additional VLCC newbuildings to be delivered in 2010/2011 and two Suezmax newbuildings and entered into options for four more Suezmaxes to be delivered in the period November 2008 and February 2009. It has since been announced that Frontline will exercise these options.

In August 2006, Frontline announced that it had sold its entire holding of 3,860,000 shares in General Maritime Corporation ("Genmar") for a price of $40 per share. Frontline will record a gain of approximately $9.7 million in the third quarter as a result of this sale. Frontline has, during the holding period, also recorded dividend income on the same investment of approximately $13.3 million.

On August 22, 2006, the Board declared a dividend of $1.50 per share. The record date for the dividend is September 1, 2006, ex dividend date is August 29, 2006 and the dividend will be paid on or about September 18, 2006.


At June 30, 2006, 74,825,169 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and six months then ended was also 74,825,169.

The Market

The VLCC market started at the weakest point in April where the lowest rate in the second quarter was witnessed with about World Scale ("WS") 55, for the benchmark route MEG to Japan. This equated to a TCE of approximately $18,500 per day. The rates firmed in a slow but steady manner for mentioned route until mid May for thereafter to accelerate to its peak at about WS 120 ($80,500 per day) in the third week of June. Following the peak, the VLCC market softened seeing a steady decline until quarter end where fixtures where conducted at about WS 97 ($58,500/day). The average rate from the MEG to Japan in the second quarter of 2006 was about WS 80 ($41,700 per day), compared to about WS 71 ($32,600 per day) in the second quarter of 2005.

The Suezmaxes opened the second quarter with its lowest quote for the quarter at about WS 94 ($21,400 per day) early in the second week of April for the benchmark route WAF to USAC. The market firmed during the next two weeks to about WS 152 ($45,500 perday) and thereafter taking a dip to about WS 130 ($36,200 perday) in early May. The market subsequently firmed back up again and was stable moving sideways at about WS 150 throughout most of May. Rates declined to about WS 110 ($28,000 /day) in mid June and thereafter to peak a week from the quarter end at about WS 178 ($ 59,300 perday) and finally ending the second quarter at about WS 164 ($53,200 per day). The average rate from WAF to USAC in the second quarter of 2006 was about WS 138 ($40,600 per day), compared to about WS 132 ($34,800 per day) in the second quarter of 2005.

Bunkers continued the upward trend seen in the first quarter with Fujairah's highest bunker quote for the quarter early May at $359/mt, and thereafter slowly decreasing to $325/mt at the end of the quarter with an average of $335/mt.

The International Energy Agency (IEA) reported in August an average OPEC Oil production, including Iraq, of 29.75 million barrels per day during the second quarter of the year, a 0.12 million barrels per day or 0.4 percent decrease from the first quarter. OPEC decided at its extraordinary meeting held in Caracas on June 1 to maintain current production levels. The Conference's next ordinary meeting is to take place in Vienna on September 11.

IEA estimates that world oil demand averaged 83.1 million barrels per day in the second quarter, a 2.2 percent decrease from the first quarter of 2006. IEA further predicts that the average demand for 2006 in total will be 84.8 million barrels per day, or a 1.4 percent growth from 2005, hence showing a firm belief in continued demand growth.

According to Fearnleys, the VLCC fleet totalled 473 vessels at the end of the second quarter of 2006, an increase of 0.9 percent over the quarter. No VLCCs were scrapped in the period whilst four were delivered. The total order book now stands at 149 vessels at the end of the second quarter, up from 130 vessels after the first quarter of 2006. For the remainder of 2006 there are seven deliveries expected and for 2007 we count 32. The current orderbook represent
31.5 percent of the current VLCC fleet. A total of 23 VLCCs were ordered during the quarter.

The Suezmax fleet totalled 335 vessels at the end of the quarter, up from 329 vessels after the first quarter of 2006, a 1.8 percent fleet growth over the quarter. No Suezmaxes were scrapped during the quarter whilst six were delivered. The total order book at the end of the quarter is 68, up by one from the end of the first quarter. For the remainder of 2006 there are 10 deliveries expected and 2007 counts 26. The current orderbook represent 20.2 percent of the Suezmax fleet. Seven Suezmaxes were ordered during the period.

At the start of August it was possible to sell freight futures for the remainder of 2006 at a level that equated to TCEs for VLCCs at approximately $94,000 per day and $57,200 per day for Suezmaxes.

Strategy

Frontline currently has five VLCC and six Suezmax newbuilding orders, all ordered at a favourable cost compared to current newbuilding prices. Frontline is also in the process of discussing a further two + two Suezmax fixed priced options. The ordering of the tonnage has been done as a combination of a wish to renew the fleet and an opportunistic investment approach with great flexibility. The ordering confirms Frontline's position as a leading operator of quality Suezmax and VLCC tonnage.

In the third quarter the Company decided to sell its investment in Genmar. The decision to sell the Genmar investment was taken based on a rational evaluation where increasing the Genmar investment was measured up against alternative investments. This should thereby not be seen as any reduced willingness to act as a consolidator.

The use of single hull tonnage trading as tankers after 2010 is uncertain and will depend on national acceptance as well as charterer's practice. In order to extend the trading life of such assets Frontline will seek to find alternative use for such vessels including conversion to FPSO, heavylift or other types of conversion. This market is developing rapidly. Frontline is currently progressing a plan to convert the Front Puffin to act as an FPSO for an oilfield development in Australia. The Board has also taken a decision to convert one of the Company's single hull Suezmaxes to a heavylift vessel. The conversion, which will take place at COSCO shipyard, is expected to be completed in the first quarter of 2007.

Even if the rate for single hull tonnage, particularly in the Suezmax market, is showing increased underperformance compared with double hull tonnage due to increased waiting time, it is clear that the return on invested capital is comparable between the two classes of ships. By finding alternative use for the single hull tonnage the Company hopes to increase this return even further and also extend the return period.

Frontline has chartered most of their single hull VLCC out on time charter and has recently chartered out six of its double hull VLCCs on time charter to Shell under a flexible charter agreement. We will monitor the time charter and spot markets and strive towards a satisfactory mix in order to maximize long term earnings.

The value of the Company's remaining investment in Ship Finance has increased during the last months. The Board feels however that the investment still has significant upside and will keep the remaining investment for the time being.

Outlook

World economic conditions indicate a good momentum for economic growth with a forecasted GDP growth of 3.5 percent in US and 10.0 percent in China for 2006 along with an optimistic forecast for 2007.

IEA projects oil consumption to rise by 1.4 percent in 2006 (2005: 1.3 percent), and the fleet growth will be moderate, estimated to 3.8 percent in the VLCC segment and 7.7 percent in the Suezmax segment (2005: VLCC segment 7.5 percent and Suezmax segment 9.5 percent). IEA estimates year on year fourth quarter 2006 growth in oil consumption of 2.6 percent which compared to the slightly negative figure (-0.1 percent) in the fourth quarter of 2005 makes us quite optimistic for the last quarter rates.

The overall orderbook for tankers has now approached 31 percent, and gives some reasons for concern. However, the fact that the orderbook is stretched over five years and that 30 percent of the fleet is non double hull reduce this concern.

Frontline feels that the market underestimates the ongoing trend that single hull tonnage, particularly in the Suezmax and Aframax market, is becoming less efficient due to severe trading restrictions. This is in line with what happened with the pre 1980 tonnage phase out some years ago. This trend is likely to lead to a tighter fleet balance prior to the new rules becoming effective in 2010, and consequently a lower effect in 2010.

It has been encouraging to see the strength in the market in July and August. Whilst last year we experienced average TCE rates for VLCC, according to the Clarkson index of $40,000 per day, the same index has, so far, this quarter performed with an average of $80,000 per day.

Based on the above mentioned trend of a more gradual phaseout of the single hull tonnage due to decreased efficiency, and as a result of a stronger than expected world-wide economy, the Company is becoming increasingly optimistic about the prospects for the tanker market in the period 2006-2010. The increased confidence in the long term outlook for the market by the market has, during the last weeks, been expressed through increased price levels for modern second hand tonnage.

The Board expects strong results and a continued high dividend pay out ratio to the shareholders in the second half of 2006. The new ordering of 11 newbuildings at reasonable levels puts the Company in an excellent condition to meet a very interesting period.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 22, 2006
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

          Contact: Tor Olav Troim: Director, Frontline Ltd.
          +44 7734 976 575

          Oscar Spieler: Chief Executive Officer, Frontline Management AS +47 23 11 40 79

          Inger M. Klemp: Chief Financial Officer, Frontline Management AS +47 23 11 40 76

                FRONTLINE GROUP SECOND QUARTER REPORT (UNAUDITED)


--------------- ------------ ----------------------------------------------------------- --------------- ------------ -------------
     2005          2006      INCOME STATEMENT                                                 2006          2005          2005
   Apr-Jun        Apr-Jun                                                                   Jan-Jun        Jan-Jun      Jan-Dec
                             (in thousands of $)                                                                       (audited)

--------------- ------------ ----------------------------------------------------------- --------------- ------------ -------------
       331,834      344,887  Total operating revenues                                           826,704      791,919     1,513,833
        17,020        9,769  Gain (loss) from sale of assets                                     21,856       45,548        76,081
        72,387       90,736  Voyage expenses and commission                                     208,525      156,851       337,221
        36,237       55,347  Ship operating expenses                                             97,829       76,970       148,702
         1,358        6,217  Charterhire expenses                                                12,391        2,476        11,711
         3,883        7,188  Administrative expenses                                             11,919        9,038        21,181
        50,197       50,273  Depreciation                                                       102,479       98,408       198,359
       164,062      209,761  Total operating expenses                                           433,143      343,743       717,174
       184,792      144,895  Operating income                                                   415,417      493,724       872,740
        10,270       12,382  Interest income                                                     23,066       18,960        41,040
      (50,851)     (53,362)  Interest expense                                                  (105,991)    (111,888)     (215,994)
         1,287            7  Share of results from associated companies                            (658)       3,217         3,691
         2,738        3,720  Other financial items                                               18,745       23,140        47,189
         4,898        (423)  Foreign currency exchange gain (loss)                                 (739)      11,396        18,830
       153,134      107,219  Income before taxes and minority interest                          349,841      438,549       767,496
      (26,305)     (38,534)  Minority Interest                                                  (67,112)     (44,704)     (169,459)
            84        (123)  Taxes                                                                 (123)          84            17
       (1,198)            -  Discontinued operations                                                  -        5,335         8,785
       125,715       68,562  Net income                                                         282,606      399,264       606,839

                             Basic Earnings Per Share Amounts ($)
         $1.70        $0.92  EPS from continuing operations before cumulative effect              $3.78        $5.26         $7.99
                             of change in accounting principle
         $1.68        $0.92  EPS                                                                  $3.78        $5.34         $8.11
--------------- ------------ ----------------------------------------------------------- --------------- ------------ -------------

--------------- ------------ ----------------------------------------------------------- --------------- ------------ -------------
                             Income on timecharter basis ($ per day per ship)*
     50,300          50,600  VLCC                                                                61,900       63,500        57,400
     34,100          30,600  Suezmax                                                             40,100       44,900        40,300
     36,400          30,100  Suezmax OBO                                                         30,900       36,100        34,900

--------------- ------------ ----------------------------------------------------------- --------------- ------------ -------------
                             * Basis = Calendar days minus off-hire. Figures after
                             deduction of broker commission

-------------------------------------------------------------------------------------- --------------- -------------- -------------
                                                                                            2006           2005           2005
BALANCE SHEET                                                                              Jun 30         Jun 30         Dec 31
(in thousands of $)
                                                                                                                        (audited)
-------------------------------------------------------------------------------------- --------------- -------------- -------------
ASSETS

Short term
Cash and cash equivalents                                                                     113,940        142,008       100,533
Restricted cash                                                                               625,066        622,193       636,790
Other current assets                                                                          358,062        249,416       398,148

Long term
Newbuildings and vessel purchase options                                                      138,325         28,396        15,927
Vessels and equipment, net                                                                  2,470,497      2,549,811     2,584,847
Vessels under capital lease, net                                                              649,566        695,801       672,608
Investment in finance lease                                                                    78,429        101,469        96,057
Investment in associated companies                                                             55,503         22,075        10,169
Deferred charges and other long-term assets                                                    57,593         45,951        52,760
Total assets                                                                                4,546,981      4,457,120     4,567,839


LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term debt and current portion of long term debt                                         310,230        169,583       240,191
Current portion of obligations under capital lease                                             26,946         23,162        25,142
Other current liabilities                                                                     128,919        112,963       187,645

Long term
Long term debt                                                                              2,126,510      2,287,537     2,199,538
Obligations under capital lease                                                               692,804        719,989       706,279
Other long term liabilities                                                                    19,430         23,944        23,128
Minority interest                                                                             497,450        436,073       470,750
Stockholders' equity                                                                          744,692        683,869       715,166
Total liabilities and stockholders' equity                                                  4,546,981      4,457,120     4,567,839
-------------------------------------------------------------------------------------- --------------- -------------- -------------

--------------- ------------- ------------------------------------------------------ -------------- --------------- ---------------
     2005           2006                                                                 2006            2005            2005
   Apr-Jun        Apr-Jun     STATEMENT OF CASHFLOWS                                    Jan-Jun        Jan-Jun         Jan-Dec
                              (in thousands of $)                                                                     (audited)
--------------- ------------- ------------------------------------------------------ -------------- --------------- ---------------
                              OPERATING ACTIVITIES
       125,715        68,562  Net income (loss)                                            282,606         399,264         606,839
                              Adjustments to reconcile net income to net cash
                              provided by operating activities
        52,347        51,007  Depreciation and amortisation                                104,001         113,109         215,836
         (135)           702  Unrealised foreign currency exchange (gain) loss               (733)         (4,962)         (2,222)
      (20,496)       (9,769)  Gain or loss on sale of assets                              (21,856)        (73,570)       (109,657)
       (1,286)           (6)  Results from associated companies                                659         (3,217)         (3,692)
         8,086       (1,765)  Adjustment of financial derivatives to market value          (6,447)         (2,528)        (12,335)
        24,785        29,163  Other, net                                                    57,202          42,646         166,173
        43,649        55,909  Change in operating assets and liabilities                    58,282         168,025         118,832
       232,665       193,803  Net cash provided by operating activities                    473,714         638,767         979,774


                              INVESTING ACTIVITIES
      (32,614)      (21,054)  Maturity (placement) of restricted cash                       11,724        (29,585)        (44,183)
       (4,000)                Acquisition of minority interest                             (7,212)         (4,000)        (33,083)
     (269,510)      (92,088)  Additions to newbuildings, vessels and equipment           (153,959)       (488,425)       (558,163)
          (48)      (45,968)  Advances to associated companies, net                       (45,968)         (2,679)         (2,612)
         2,647             -  Dividends from associated companies                                            8,262          20,911
        13,386         6,322  Receipt from investment in finance lease and loans             6,322          14,471          20,540
                              receivable
      (49,929)             -  Purchase of other assets                                    (71,067)        (98,826)        (15,286)
       166,954         9,778  Proceeds from sale of assets                                 102,038         302,472         250,339
      (33,771)             -  Loan advances to related parties                                   -        (33,771)               -
                                                                                                 -               -          16,800
                              Proceeds from sale of newbuilding contracts
                                                                                         (158,122)       (332,081)       (344,737)
     (206,885)     (143,010)  Net cash provided by (used in) investing activities


                              FINANCING ACTIVITIES
       317,758        80,315  Proceeds from long-term debt, net of fees paid               115,770       1,420,613       1,653,098
     (126,518)      (54,487)  Repayments of long-term debt                               (119,008)     (1,095,077)     (1,361,500)
       (5,476)       (6,199)  Repayment of capital leases                                 (11,670)        (10,500)        (22,230)
     (263,515)     (144,565)  Dividends paid                                             (287,277)       (585,416)       (909,574)
             -                Issue of shares, net                                               -               -               -
      (77,751)     (124,936)  Net cash used in financing activities                      (302,185)       (270,380)       (640,206)

      (51,971)      (74,143)  Net increase (decrease) in cash and cash equivalents          13,407          36,306         (5,169)
       193,979       188,083  Cash and cash equivalents at start of period                 100,533         105,702         105,702
       142,008       113,940  Cash and cash equivalents at end of period                   113,940         142,008         100,533
--------------- ------------- ------------------------------------------------------ -------------- --------------- ---------------

                                                                       Exhibit 1



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                    Frontline Ltd.
                                            -----------------------------
                                                    (Registrant)




Date     August 22, 2006                 By   /s/ Inger M. Klemp
    --------------------------               -----------------------------
                                              Inger M Klemp
                                              Principal Financial Officer



SK 02089 0009 696966